UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                             (Amendment No.         )*

                              JACKPOT ENTERPRISES, INC.
     __________________________________________________________________________
                                 (NAME OF ISSUER)

                                   COMMON STOCK
      __________________________________________________________________________
                             (TITLE CLASS OF SECURITIES)

                                    466392 10 7
                              __________________________
                                  (CUSIP NUMBER)

                                  Alan Annex, Esq.
                               Camhy Karlinsky & Stein
                                   1740 Broadway
                                New York, NY  10019
___________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 September 8, 1996
              ______________________________________________________
              (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   .

Check the following box if a fee is being paid with the statement  X .
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D


CUSIP No.  466392 10 7                                   Page 1 of 3 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  Don R. Kornstein
                                       Social Security No. ###-##-####
______________________________________________________________________________

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
______________________________________________________________________________

3  SEC USE ONLY
______________________________________________________________________________

4  SOURCE OF FUNDS* N/A
______________________________________________________________________________

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) OR 2(e)
______________________________________________________________________________

6  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
______________________________________________________________________________

NUMBER OF              7   SOLE VOTING POWER:   521,666
SHARES                 _______________________________________________________
BENEFICIALLY
OWNED BY               8   SHARED VOTING POWER:
EACH                   _______________________________________________________
REPORTING PERSON
WITH                   9   SOLE DISPOSITIVE POWER:  521,666
                       _______________________________________________________

                       10  SHARED DISPOSITIVE POWER:
                       _______________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  521,666
______________________________________________________________________________

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
______________________________________________________________________________

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.28%
______________________________________________________________________________

14  TYPE OF REPORTING PERSON*:  IN
______________________________________________________________________________


Item 1.  Security and Issuer

     This statement relates to options to purchase Common Stock, par value $.01 per share of Jackpot Enterprises, Inc. ("Issuer"), held by Don R. Kornstein. The principal executive offices of the Issuer are located at

             1110 Palms Airport Drive
             Las Vegas, Nevada  89119

Item 2.  Identity and Background

     (a)  Don R. Kornstein
     (b)  1110 Palms Airport Drive, Las Vegas, Nevada 89119
     (c)  President and Chief Executive Officer
          Jackpot Enterprises, Inc.
          1110 Palms Airport Drive
          Las Vegas, Nevada  89119
     (d)  Not applicable
     (e)  Not applicable
     (f)  United States

Item 3.  Source and Amount of Funds or Other Consideration

     On September 8, 1994, in connection with his employment with the Issuer, Mr. Kornstein was granted options to purchase 700,000 shares of Jackpot Enterprises, Inc. Common Stock, vesting as follows:

     233,333 - September 8, 1995
     233,333 - September 8, 1996
     233,334 - September 8, 1997

     On June 30, 1995, Mr. Kornstein was granted options to purchase 27,500 shares of Jackpot Enterprises, Inc. Common Stock which vested on September 30, 1995.

     On June 30, 1996, Mr. Kornstein was granted options to purchase 27,500 shares of Jackpot Enterprises, Inc. Common Stock which will vest on September 30, 1996.

Item 4.  Purpose of Transaction

    See Item 3.

Item 5.  Interest in Securities of Issuer

     (a) Mr. Kornstein currently has exercisable options to purchase 521,666 shares of Jackpot Enterprises, Inc. Common Stock. Such options constitute 5.28% of the outstanding Common Stock of the Issuer, assuming Mr. Kornstein's options are exercised and such shares are outstanding. This amount does not include options to acquire 233,334 which are currently not exercisable.
     (b) Mr. Kornstein has sole power to dispose of or direct the disposition of the shares referred to in paragraph (a).
     (c)  None
     (d)  None
     (e)  None

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.  Material to be Filed as Exhibits

     None

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 1996                    /s/ Don R. Kornstein
____________________                  ____________________
     Date                                    Signature